UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2022

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Verónica Anzures

11300 Ciudad de México,

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes  ☐            No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

RECENT DEVELOPMENTS

The following discussion of PEMEX’s recent results should be read in conjunction with the annual report on Form 20-F of Petróleos Mexicanos for the fiscal year ended December 31, 2020 as filed with the U.S. Securities and Exchange Commission (which we refer to as the SEC) on May 17, 2021 (which we refer to as the Form 20-F). In this document, “PEMEX” refers to Petróleos Mexicanos, the following operating subsidiaries—Pemex Exploración y Producción (Pemex Exploration and Production), Pemex Transformación Industrial (Pemex Industrial Transformation), Pemex Logística (Pemex Logistics), for periods prior to July 1, 2019, Pemex Perforación y Servicios (Pemex Drilling and Services) and Pemex Etileno (Pemex Ethylene), and, for periods prior to January 1, 2021, Pemex Fertilizantes (Pemex Fertilizers), (which we refer to collectively as the subsidiary entities), and the subsidiary companies listed in Note 5 to the unaudited condensed consolidated interim financial statements included our Form 6-K filed on December 6, 2021. The financial information included in this report is preliminary, unaudited and subject to revision upon completion of PEMEX’s closing and audit processes.

Petróleos Mexicanos hereby designates this report on Form 6-K as being incorporated by reference into:

(i) its Registration Statement on Form F-4 filed with the SEC on September 29, 2020 (File No. 333-259870), as amended by Pre-Effective Amendment No. 1 and No. 2 filed on November 12, 2021, and February 15, 2022, respectively, and

(ii) the Prospectus dated February 28, 2022 relating to the F-4 Registration Statement, which prospectus was filed pursuant to Rule 424(b)(3).

Exchange Rates

On February 18, 2022, the noon buying rate for cable transfers in New York reported by the Board of Governors of the Federal Reserve System was Ps. 20.2990 = U.S. $1.00.

We maintain our consolidated financial statements and accounting records in Mexican pesos (pesos or Ps.). Unless otherwise indicated, we have translated all peso amounts to U.S. dollars in this report, including all convenience translations of our unaudited condensed consolidated interim financial information included herein, as of and for the three-months ended December 31, 2021, and as of for the year ended December 31, 2021 and 2020, at an exchange rate of Ps. 20.5835 = U.S. $1.00, which is the exchange rate that the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit) instructed us to use on December 31, 2021. You should not construe these translations from pesos into dollars as actually representing such U.S. dollar amounts or meaning that you could convert such amounts into U.S. dollars at the rates indicated.

Selected Financial Data

The selected statement of comprehensive income (loss), statement of financial position and cash flows data set forth below as of December 31, 2021 have been derived from our unaudited consolidated financial statements.

	Year ended December 31,(1)		Three months period ended December 31(1)
	2020	2021	2020	2021
	(in millions of pesos)
Statement of Comprehensive Income (Loss) Data
Net sales	953,662	1,496,785	248,828	447,087
Operating income (loss)	(63,063)	275,585	(88,188)	26,036
Financing income	16,742	29,377	7,221	9,293
Financing cost	(161,765)	(145,803)	(31,569)	(35,391)
Derivative financial instruments (cost) income—Net	17,096	(25,224)	15,093	(3,592)
Exchange (loss) gain—Net	(128,951)	(45,580)	254,518	(22,173)
Net (loss) income	(509,052)	(224,363)	96,124	(124,125)
Statement of Financial Position Data (end of period)
Cash and cash equivalents	39,990	76,496	n.a.	76,496
Total assets	1,928,488	2,105,838	n.a.	2,105,838
Short-term debt	391,097	468,333	n.a.	468,333
Long-term debt	1,867,630	1,757,412	n.a.	1,757,412
Total long-term liabilities	3,560,805	3,294,375	n.a.	3,294,375
Total equity (deficit)	(2,404,727)	(1,931,409)	n.a.	(1,931,409)
Statement of Cash Flows
Depreciation and amortization	129,632	132,456	30,451	31,836
Acquisition of wells, pipelines, properties, plant and equipment(2)	(114,977)	(217,093)	(24,194)	(88,357)

(1)	Includes Petróleos Mexicanos, the subsidiary entities and subsidiary companies.
(2)	Includes capitalized financing cost.
Source:

PEMEX’s unaudited consolidated financial statements, prepared in accordance with IFRS, as it relates to the selected statements of comprehensive income, statement of financial position and statement of cash flows data; and Petróleos Mexicanos, as it relates to other financial data.

Results of Operations of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies—For the Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020

General

The selected consolidated interim financial information set forth below is derived from our unaudited condensed consolidated interim financial statements.

	Year ended December 31,(1)
	2020		2021(2)
	(millions of pesos or U.S. dollars)
Net Sales
Domestic	Ps. 503,712	Ps. 762,115	U.S. $	37,026
Export	445,234	729,697		35,451
Services income	4,716	4,973		242

Total of sales	953,662	1,496,785		72,718
Impairment (reversal of impairment) of wells, pipelines, properties, plant and equipment, net	36,354	(5,478)		(266)
Cost of sales	832,615	1,079,431		52,442

Gross income	84,694	422,833		20,542
Distribution, transportation and sale expenses	12,436	13,389		650
Administrative expenses	145,894	150,368		7,305
Other revenues	11,769	21,704		1,054
Other expenses	(1,195)	(5,195)		(252)

Operating (loss) income	(63,063)	275,585		13,889
Financing income	16,742	29,377		1,427
Financing cost	(161,765)	(145,803)		(7,084)
Derivative financial instruments income (cost), net	17,096	(25,224)		(1,225)
Foreign exchange (loss), net	(128,949)	(45,580)		(2,214)
(Loss) sharing in joint ventures and associates	(3,541)	(3,110)		(151)

Income (loss) before duties, taxes and other	(323480)	85,244		4,141
Total duties, taxes and other	185,572	309,607		15,041

Net (loss)	(509,052)	(224,363)		(10,900)
Other comprehensive results	(11,305)	212,261		10,312

Total comprehensive (loss) income	(520,358)	(12,102)		(588)

Note: Numbers may not total due to rounding.

(1)	Derived from December 31, 2021 unaudited interim financial statements.
(2)	Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of

Ps. 20.5835 = U.S. $1.00 at December 31, 2021. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

Source:	PEMEX’s unaudited condensed consolidated interim financial statements.

Total Sales

Total sales increased by 56.9% or 543.1 billion in 2021, from Ps. 953.7 billion in 2020 to Ps. 1,496.8 billion in 2021, mainly due to increases in domestic sales prices of gasoline, diesel, fuel oil, jet fuel, natural gas and natural gas liquids and an 85.6% increase in the weighted average price of Mexican crude oil for export sales. From January 1 to December 31, 2021, the weighted average Mexican export crude oil price was U.S. $65.85 per barrel, as compared to U.S. $35.47 per barrel for the same period in 2020.

Domestic Sales

Domestic sales increased by 51.3% or Ps.258.4 billion, from Ps. 503.7 billion in 2020 to Ps. 762.1 billion in 2021, mainly due to increases in the sales prices of gasoline, diesel, fuel oil, jet fuel, natural gas and natural gas liquids. Domestic sales of petroleum products increased by 40.6%, from Ps. 409.1 billion in 2020 to Ps. 575.2 billion in 2021, mainly due to a 41.1% increase in the sales prices of gasoline, 34.3% increase in the sales price of diesel, 60.4% increase in the sales price of fuel oil, and 29.4% increase in the sales price of jet fuel.

Domestic sales of natural gas increased by 135.8%, from Ps. 22.6 billion in 2020 to Ps. 53.3 billion in 2021, mainly due to a 185.7% increase in its average sales price.

Domestic sales of liquefied petroleum gas increased by 93.5%, from Ps. 30.8 billion in 2020 to Ps. 59.6 billion in 2021, mainly as a result of an 85.5% increase in its average sales price.

Export Sales

Export sales increased by 63.9% in peso terms in 2021 (with U.S. dollar-denominated export revenues translated to pesos at the exchange rate on the date of the corresponding export sale), from Ps. 445.2 billion in 2020 to Ps. 729.7 billion in 2021. This increase was mainly due to an 85.6% increase in the weighted average Mexican export crude oil price in 2021, compared to 2020. From January 1 to December 31, 2021, the weighted average Mexican export crude oil price was U.S. $65.85 per barrel, compared to U.S. $35.47 per barrel for the same period in 2020.

Crude oil and condensate sales increased by 53.3%, from Ps. 315.1 billion in 2020 to Ps. 483.1 billion in 2021, and in U.S. dollar terms (actual invoiced amount in U.S. dollars) increased by 70.2%, from U.S. $14.5 billion in 2020 to U.S. $24.4 billion in 2021. The weighted average price per barrel of crude oil exports in 2021 was U.S. $65.85, or 85.6% higher than the weighted average price of U.S. $35.47 in 2020.

Export sales of petroleum products, including products derived from natural gas and natural gas liquids, increased by 133.1%, from Ps. 30.5 billion in 2020 to Ps. 71.1 billion in 2021, primarily due to a 46.1% increase in the sales volume and 88.0% in the sales prices of fuel oil.

For the period ended December 31, 2021, the average exchange rate of the U.S. dollar against the Mexican peso was Ps. 20.2813 = U.S. $1.00, as compared to Ps. 21.4886 = U.S. $1.00 during the same period in 2020, representing an appreciation of the peso against the U.S. dollar by Ps. 1.2073 (or 5.6%), which had an unfavorable effect on our export sales of Ps. 47.1 billion.

Cost of Sales

Cost of sales increased by 29.6%, from Ps. 832.6 billion in 2020 to Ps. 1,079.4 billion in 2021. This increase was mainly due to: (1) a Ps. 161.7 billion increase in import purchases, primarily of Premium and Magna gasoline, diesel, jet fuel and natural gas, due to an increase in the purchase price of these products; (2) a Ps. 45.2 billion increase in exploration and extraction taxes and duties, mainly due to the recovery of hydrocarbon prices from lows reached during the months of the COVID-19 pandemic and (3) an increase of Ps. 21.7 billion in purchases of crude oil from third parties who hold contracts with National Hydrocarbon Commission due to increases of crude oil price.

(Reversal of) Impairment of Wells, Pipelines, Properties, Plant and Equipment, Net

Impairment of wells, pipelines, properties, plant and equipment improved from a net impairment of Ps. 36.3 billion in 2020 to a net reversal of impairment of Ps. (5.5) billion in 2021. This net reversal of impairment was primarily due to a Ps. (7.4) billion reversal of impairment in the cash generating units of Pemex Industrial Transformation, mainly due to increase in production levels and sales prices, and was partially offset by an impairment of Ps. 3.2 billion in the cash generating units of Pemex Logistics, mainly due to an adjustments in some projects of constructions in progress.

Total General Expenses

Total general expenses (including distribution, transportation and sale expenses and administrative expenses) increased by 3.5%, from Ps. 158.3 billion in 2020 to Ps. 163.8 billion in 2021, mainly due to an increase relating to the periodic cost of employee benefits and maintenance expenses.

Other Revenues

Other revenues increased by Ps. 9.9 billion in 2021, from Ps. 11.8 billion in 2020 to Ps. 21.7 billion in 2021. This increase was mainly due to funds received from Fondo Nacional de Infraestructura (FONADIN) for payments to contractors of the Tula Refinery rehabilitation project.

Other Expenses

Other expenses increased by Ps. 4.0 billion in 2021, from Ps. 1.2 billion in 2020 to Ps. 5.2 billion in 2021. This increase was mainly due to Ps. 2.6 billion in expenses related to provisions recorded for ongoing legal proceedings and Ps. 2.3 billion related to claims expenses.

Financing Income

Financing income increased by Ps. 12.7 billion in 2021, from Ps. 16.7 billion in 2020 to Ps. 29.4 billion in 2021. This increase was mainly due to effects from the recognition of changes in accounts receivable as a result of the sale of hydrocarbons to Asia.

Financing Costs

Financing costs decreased by Ps. 16.0 billion in 2021, from Ps. 161.8 billion in 2020 to Ps. 145.8 billion in 2021, mainly due to an appreciation of the peso against the U.S. dollar by 5.6% in the average exchange rate during 2021.

Derivative Financial Instruments (Cost), Net

Derivative financial instruments (cost), net, changed by Ps. 42.3 billion, from a derivative financial instruments income of Ps. 17.1 billion in 2020 to a derivative financial instruments cost of Ps. (25.2) billion in 2021, due to (1) a decrease in the fair value of our cross-currency swaps, arising from the appreciation of the U.S. dollar against other currencies in which our debt is denominated and (2) a net decrease in other derivative financial instruments, such as currency options and crude oil options.

Exchange Loss, Net

A substantial portion of our indebtedness, 85.7% as of December 31, 2021, is denominated in foreign currencies. Our exchange loss, net, decreased by Ps. 83.3 billion in 2021, from an exchange loss of Ps. 128.9 billion in 2020 to an exchange loss of Ps. 45.6 billion in 2020, primarily due to the effect of lower depreciation of the peso against the U.S. dollar in 2021, as compared to the higher depreciation of the peso against the U.S. dollar in 2020. The value of the peso in U.S. dollar terms depreciated by 5.9%, from Ps. 18.8452 = U.S. $1.00 as of December 31, 2019 to Ps. 19.9487 = U.S. $1.00 as of December 31, 2020, as compared to a 3.2% depreciation of the peso in U.S. dollar terms from Ps. 19.9487 = U.S. $1.00 as of December 31, 2020 to Ps. 20.5835 = U.S. $1.00 as of December 31, 2021.

Total Duties, Taxes and Other

The Derecho por la Utilidad Compartida (Profit-sharing Duty, or DUC) and other duties and taxes paid increased by 66.8% in 2021, from Ps. 185.6 billion in 2020 to Ps. 309.6 billion in 2021, mainly due to an increase in the Profit-sharing Duty of Ps. 154.2 billion, principally driven by the 85.6% increase in the weighted average export price of Mexican crude oil, from U.S. $35.47 per barrel in 2020 to U.S. $65.85 per barrel in 2021; partially offset by the favorable effect of deferred income tax of Ps. 29.4 billion. Duties and taxes represented 20.7% and 19.5% of total sales in 2021 and 2020, respectively.

Net Income/Loss

In 2021, we had a net loss of Ps. 224.4 billion, as compared to a net loss of Ps. 509.1 billion in 2020, which represents a Ps 284.7 billion decrease.

This decrease in net loss was mainly the result of (1) a Ps. 543.1 billion increase in total sales, mainly due to an increase in domestic sales prices of gasoline, diesel, fuel oil, jet fuel, natural gas and natural gas liquids and in the weighted average price of Mexican crude oil exports; (2) a Ps. 41.8 improvement in net impairment of wells, pipelines, properties, plant and equipment and (3) a Ps. 83.3 billion decrease in foreign exchange loss, mainly due to the effect of lower depreciation of the peso against the U.S. dollar in 2021; partially offset by (1) a Ps. 246.8 billion increase in cost of sales, mainly in cost of import purchases (primarily Premium and Magna gasoline, diesel, jet fuel and natural gas) due to increased demand, which in turn was primarily the result of the gradual recovery of economic activity following the decline caused by the COVID-19 pandemic; (2) a Ps. 42.3 billion change in derivative financial instruments cost, mainly due to due to a decrease in the fair value of our cross-currency swaps, arising from the appreciation of the U.S. dollar against other currencies in which our debt is denominated, and a net decrease in other derivative financial instruments, such as currency options and crude oil options and (3) a Ps. 124.0 billion increase in taxes and duties, mainly due to a 85.6% increase in the weighted average export price of Mexican crude oil;

Other Comprehensive Results

In 2021, we reported a total comprehensive gain of Ps. 212.3 billion as compared to a total comprehensive loss of Ps. 11.3 billion in 2020, mainly due to an increase in the actuarial gains for employee benefits as a result of an increase in the discount rate and expected rate of return on plan assets used in the actuarial computation method from 7.08% in 2020 to 8.46% in 2021.

Operating and Financial Review and Prospects

Results of Operations of PEMEX—For the three-month period ended December 31, 2021 compared to the three-month period ended December 31, 2020.

	Three months ended December 31,(1)
	2020	2021(2)
	(in millions of pesos)		(in millions of U.S. dollars)
Net Sales
Domestic	Ps. 126,650	Ps. 228,264	U.S. $	11,090
Export	121,004	217,328		10,558
Services income	1,174	1,495		73

Total of sales	248,828	447,087		21,721
(Impairment) of wells, pipelines, properties, plant and equipment, net	(52,464)	(32,764)		(1,592)
Cost of sales	247,371	347,140		16,865

Gross (loss) income	(51,007)	67,183		3,264
Distribution, transportation and sale expenses	4,520	3,998		194
Administrative expenses	36,179	44,879		2,180
Other revenues	3,946	9,356		454
Other expenses	(428)	(1,626)		(79)

Operating (loss) income	(88,188)	26,036		1,265
Financing income	7,221	9,293		451
Financing cost	(31,569)	(35,391)		(1,719)
Derivative financial instruments income (cost), net	15,093	(3,592)		(175)
Foreign exchange gain (loss), net	254,518	(22,172)		(1,077)
(Loss) profit sharing in joint ventures and associates	(1,326)	56		3

Income (loss) before duties, taxes and other	155,749	(25,770)		(1,252)
Total duties, taxes and other	59,625	98,355		4,778

Net income (loss)	96,124	(124,125)		(6,030)
Other comprehensive results	(33,606)	(34,187)		(1,661)

Total comprehensive gain (loss)	62,518	(158,312)		(7,691)

Note: Numbers may not total due to rounding.

(1)	Derived from unaudited condensed consolidated interim financial statements.
(2)	Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of

Ps. 20.5835 = U.S. $1.00 at December 31, 2021. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

Source: PEMEX’s unaudited condensed consolidated interim financial statements.

Total Sales

Total sales increased by 79.7% or Ps. 198.3 billion in the three-month period ended December 31, 2021, from Ps. 248.8 billion in the three-month period ended December 31, 2020 to Ps. 447.1 billion in the three-month period ended December 31, 2021, mainly due to increases in domestic sales prices of gasoline, diesel, fuel oil, jet fuel, natural gas and natural gas liquids and a 89.3% increase in the weighted average price of Mexican crude oil for export sales. From October 1, 2021 to December 31, 2021, the weighted average

Mexican export crude oil price was U.S. $65.70 per barrel, as compared to U.S. $34.70 per barrel for the same period in 2020.

Domestic Sales

Domestic sales increased by 80.2% in the three-month period ended December 31, 2021, from Ps. 126.6 billion in the three-month period ended December 31, 2020 to Ps. 228.3 billion in the three-month period ended December 31, 2021, mainly due to increases in the sales prices of gasoline, diesel, fuel oil, jet fuel, natural gas and natural gas liquids. Domestic sales of petroleum products increased by 74.4% in the three-month period ended December 31, 2021, from Ps. 98.9 billion in the three-month period ended December 31, 2020 to Ps. 172.5 billion in the three-month period ended December 31, 2021, mainly due to a 59.3% increase in the sales prices of gasoline, 39.6% increase in the sales prices of diesel, 245.2% increase in the sales price of fuel oil and 69.0% increase in the sales volume of jet fuel.

Domestic sales of natural gas increased by 101.6% in the three-month period ended December 31, 2021, from Ps. 6.1 billion in the three-month period ended December 31, 2020 to Ps. 12.3 billion in the three-month period ended December 31, 2021, mainly due to a 132.3% increase in its average sales price.

Domestic sales of liquefied petroleum gas increased by 100.0% in the three-month period ended December 31, 2021, from Ps. 9.5 billion in the three-month period ended December 31, 2020 to Ps. 19.7 billion in the three-month period ended December 31, 2021, mainly as a result of an 92.6% increase in its average sales price.

Export Sales

Export sales increased by 64.5% in peso terms in the three-month period ended December 31, 2021 (with U.S. dollar-denominated export revenues translated to pesos at the exchange rate on the date of the corresponding export sale), from Ps. 121.0 billion in the three-month period ended December 31, 2020 to Ps. 217.3 billion in the three-month period ended December 31, 2021. This increase was mainly due to an 89.3% increase in the weighted average Mexican export crude oil price in the three-month period ended December 31, 2021, as compared to the three-month period ended December 31, 2020. From October 1, 2021 to December 31, 2021, the weighted average Mexican export crude oil price was U.S. $65.70 per barrel, as compared to U.S. $34.70 per barrel for the same period in 2020.

Crude oil and condensate sales increased by 64.6%, from Ps. 83.0 billion in the three-month period ended December 31, 2020 to Ps. 136.6 billion in the three-month period ended December 31, 2021, and in U.S. dollar terms (actual invoiced amount in U.S. dollars) increased by 63.4%, from U.S. $4.1 billion in the three-month period ended December 31, 2020 to U.S. $6.7 billion in the three-month period ended December 31, 2021. The weighted average price per barrel of crude oil exports in the three-month period ended December 31, 2021 was U.S. $65.70, or 89.3% higher than the weighted average price of U.S. $34.70 in the three-month period ended December 31, 2020.

Export sales of petroleum products, including products derived from natural gas and natural gas liquids, increased by 234.2%, from Ps. 7.6 billion in the three-month period ended December 31, 2020 to Ps. 25.4 billion in the three-month period ended December 31, 2021, primarily due to a 113.3% increase in the sales prices of fuel oil.

For the three-month period ended December 31, 2021, the average exchange rate of the U.S. dollar against the Mexican peso was Ps. 20.2198 = U.S. $1.00, as compared to Ps. 21.6166 = U.S. $1.00 during the same period of 2020, representing an appreciation of the peso against the U.S. dollar by Ps. 1.3968 (or 6.5%), which had an unfavorable effect on our export sales of Ps. 5.5 billion in the three-month period ended December 31, 2021.

Impairment of Wells, Pipelines, Properties, Plant and Equipment, Net

Net impairment of wells, pipelines, properties, plant and equipment decreased by Ps. 19.7 billion in the three-month period ended December 31, 2021 as compared to the three-month period ended December 31, 2020, from a net impairment of Ps. 52.5 billion in the three-month period ended December 31, 2020, to a net impairment of Ps. 32.8 billion in the three-month period ended December 31, 2021. This net impairment was primarily due to an impairment of Ps. 36.3 billion in the cash generating units (CGUs) of Pemex Exploración y Producción (“Pemex Exploration and Production”), primarily due to an increase in discount rates, offset by a reversal of impairment of Ps. 7.1 billion in the CGUs of Pemex Transformación Industrial (“Pemex Industrial Transformation”) due to an increase in production and sales prices.

Cost of Sales

Cost of sales increased by 40.3%, or Ps. 99.7 billion in the three-month period ended December 31, 2021, from Ps. 247.4 billion in the three-month period ended December 31, 2020 to Ps. 347.1 billion in the three-month period ended December 31, 2021. This increase was mainly due to (1) a Ps. 70.1 billion increase in import purchases, primarily of Premium and Magna gasoline, diesel, jet fuel and natural gas, due to an increase in the purchase price of these products, and (2) a Ps. 17.6 billion increase in exploration and extraction taxes and duties, mainly due to the recovery of hydrocarbon prices from lows reached during the months of the COVID-19 pandemic.

Total General Expenses

Total general expenses (including distribution, transportation and sale expenses and administrative expenses) increased by 20.1%, from Ps. 40.7 billion for the three-month period ended December 31, 2020 to Ps. 48.9 billion for the three-month period ended December 31, 2021, mainly due to an increase in net periodic cost of employee benefits resulting from the recognition of the actuarial computation method.

Other Revenues

Other revenues increased by Ps. 5.4 billion in the three-month period ended December 31, 2021, from Ps. 3.9 billion in the three-month period ended December 31, 2020 to Ps. 9.3 billion in the three-month period ended December 31, 2021. This increase was mainly due to Ps. 1.1 billion in non-refundable funds received from the Fondo Nacional de Infraestructura (FONADIN) for payments to contractors of the Tula Refinery rehabilitation project.

Other Expenses

Other expenses increased by Ps. 1.2 billion in the three-month period ended September 30, 2021, from Ps. 0.4 billion in the three-month period ended December 31, 2020 to Ps. 1.6 billion in the three-month period ended December 31, 2021. This increase was mainly due to Ps. 1.0 billion related to claims expenses.

Financing Income

Financing income increased by Ps. 2.1 billion in the three-month period ended December 31, 2021, from Ps. 7.2 billion in the three-month period ended December 31, 2020 to Ps. 9.3 billion in the three-month period ended December 31, 2021. This increase was mainly due to effects from the recognition of changes in accounts receivable as a result of the sale of hydrocarbons to Asia.

Financing Cost

Financing cost increased by Ps. 3.8 billion in the three-month period ended December 31, 2021, from Ps. 31.6 billion in the three-month period ended December 31, 2020 to Ps. 35.4 billion in the three-month period ended December 31, 2021, mainly due to the effect of a 1.4% depreciation of the peso against the U.S. dollar for the three-month period ended December 31, 2021, as compared to an appreciation of 11.2% for the same period in 2020.

Derivative Financial Instruments income (cost), Net

Derivative financial instruments (cost), net, changed by Ps. 18.7 billion, from a derivative financial instruments income of Ps. 15.1 billion in the three-month period ended December 31, 2020 to a derivative financial instruments cost of Ps. (3.6) billion in the three-month period ended December 31, 2021, due to (1) a decrease in the fair value of our cross-currency swaps, arising from the appreciation of the U.S. dollar against other currencies in which our debt is denominated and (2) a net decrease in other derivative financial instruments, such as currency options and crude oil options.

Foreign Exchange (Loss), Net

A substantial portion of our debt, 85.7% as of December 31, 2021, is denominated in foreign currency. Foreign exchange loss increased by Ps. 83.2 billion, from a foreign exchange gain of Ps. 254.5 billion in the three-month period ended December 31, 2020 to a foreign exchange loss of Ps. 22.2 billion in the three-month period ended December 31, 2021, primarily due to the effect of depreciation of the peso against the U.S. dollar for the three-month period ended December 31, 2021, as compared to the appreciation of the peso against the U.S. dollar for the three-month period ended December 30, 2020. The value of the peso in U.S. dollar terms appreciated by 11.2%, from Ps. 22.4573 = U.S. $1.00 as of September 30, 2020 to Ps. 19.9487 = U.S. $1.00 as of December 31, 2020, as compared to a 1.4% depreciation of the peso in U.S. dollar terms from Ps. 20.3060 = U.S. $1.00 as of September 30, 2021 to Ps. 20.5835 = U.S. $1.00 as of December 31, 2021.

Total Duties, Taxes and Other

The Derecho por la Utilidad Compartida (Profit-sharing Duty, or DUC) and other duties and taxes paid increased by 65.1% in the three-month period ended December 31, 2021, from Ps. 59.6 billion in the three-month period ended December 31, 2020 to Ps. 98.4 billion in the three-month period ended December 31, 2021, mainly due to an increase in the Profit-sharing Duty of Ps. 52.9 billion, principally driven by the 89.3% increase in the weighted average export price of Mexican crude oil, from U.S. $34.70 per barrel in the three-month period ended December 31, 2020 to U.S. $65.70 per barrel in the three-month period ended December 31, 2021; which was partially offset by the favorable effect of deferred income tax of Ps. 15.6 billion. Duties and taxes represented 22.0% and 24.0% of total sales in the three-month periods ended December 31, 2021 and 2020, respectively.

Net (loss) income

In the three-month period ended December 31, 2021, we had a net loss of Ps. 124.1 billion, as compared to a net income of Ps. 96.1 billion in the three-month period ended December 31, 2020, which represents an increase in net loss of Ps 210.2 billion.

This net loss increase was mainly the result of (1) a Ps. 99.8 billion increase in cost of sales, mainly in cost of import purchases (primarily Magna gasoline and natural gas) due to increased demand, which in turn was primarily the result of the gradual recovery of economic activity following the decline caused by the COVID-19 pandemic; (2) a Ps. 18.7 billion increase in derivative financial instruments cost, mainly due to due to a decrease in the fair value of our cross-currency swaps, arising from the appreciation of the U.S. dollar against other currencies in which our debt is denominated, and a net decrease in other derivative financial instruments, such as currency options and crude oil options; (3) a Ps. 276.7 billion increase in foreign exchange loss, mainly due to the effect of depreciation of the peso against the U.S. dollar for the three-month period ended December 31, 2021, as compared to the appreciation of the peso against the U.S. dollar for the three-month period ended December 31, 2020; and (4) a Ps. 38.7 billion increase in taxes and duties, mainly due to a 89.3% increase in the weighted average export price of Mexican crude oil; partially offset by (1) a Ps. 198.3 billion increase in total sales, mainly due to an increase in domestic sales prices of gasoline, diesel, fuel oil, jet fuel, natural gas and natural gas liquids and in the weighted average price of Mexican crude oil exports and (2) a Ps. 19.7 decrease in net impairment of wells, pipelines, properties, plant and equipment.

Other Comprehensive Results

In the three-month period ended December 31, 2021, we reported a total comprehensive loss of Ps. 34.2 billion as compared to a total comprehensive loss of Ps. 33.6 billion in the three-month period ended December 31, 2020, mainly due to an increase in actuarial losses on employee benefits.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/s/ Carlos Fernando Cortez González
Carlos Fernando Cortez González
Acting Managing Director of Treasury

Date: February 28, 2022

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward looking statements, which reflect our views about future events and financial performance. We have made forward looking statements that address, among other things, our:

•	exploration and production activities, including drilling;

•	activities relating to import, export, refining, transportation, storage and distribution of petrochemicals, petroleum, natural gas and oil products;

•	activities relating to our lines of business;

•	projected and targeted capital expenditures and other costs;

•	trends in international and Mexican crude oil and natural gas prices;

•	liquidity and sources of funding, including our ability to continue operating as a going concern;

•	farm outs, joint ventures and strategic alliances with other companies; and

•	the monetization of certain of our assets.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	general economic and business conditions, including changes in international and Mexican crude oil and natural gas prices, refining margins and prevailing exchange rates;

•	credit ratings and limitations on our access to sources of financing on competitive terms;

•	our ability to find, acquire or gain access to additional reserves and to develop, either on our own or with our strategic partners, the reserves that we obtain successfully;

•	the level of financial and other support we receive from the Mexican Government;

•	global or national health concerns, including the outbreak of pandemic or contagious disease, such as the ongoing COVID-19 pandemic;

•	effects on us from competition, including on our ability to hire and retain skilled personnel;

•	uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;

•	technical difficulties;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico and the United States;

•	developments affecting the energy sector;

•	changes in, or failure to comply with, our legal regime or regulatory environment, including with respect to tax, environmental regulations, fraudulent activity, corruption and bribery;

•	receipt of governmental approvals, permits and licenses;

•	natural disasters, accidents, blockades and acts of sabotage or terrorism;

•	the cost and availability of adequate insurance coverage; and

•	the effectiveness of our risk management policies and procedures.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.